Exhibit 7.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES.

	Year Ended December 31,

	2002	2001	2000	1999	1998

	(in NOK thousands, except Ratios)
NORWEGIAN ACCOUNTING PRINCIPLES:
FIXED CHARGES:
Interest and Commissions on debt	2,040,246	4,244,676	5,571,368	3,755,620	3,567,652
Other interest and borrowing expenses	22,697	19,178	27,639	16,024	41,845

Total fixed charges, as defined	2,062,943	4,263,854	5,599,007	3,771,644	3,609,497

EARNINGS:
Net income	207,515	248,860	251,326	212,220	160,906
Commissions	5,134
Income taxes	82,986	94,596	64,941	74,254	48,857
Fixed charges, as defined	2,057,809	4,263,854	5,599,007	3,771,644	3,609,497

Total earnings, as defined	2,353,444	4,607,310	5,915,274	4,058,118	3,819,260

RATIO OF EARNINGS TO FIXED CHARGES	1.14	1.08	1.06	1.08	1.06

U.S. ACCOUNTING PRINCIPLES:
FIXED CHARGES:
Total fixed charges, as defined	2,062,943	4,263,854	5,599,007	3,771,644	3,609,497

Total U.S. GAAP fixed charges	2,062,943	4,263,854	5,599,007	3,771,644	3,609,497

EARNINGS:
Income before extraordinary income	523,253	1,296,220	260,840	210,698	161,203
Income taxes	82,986	94,596	64,941	73,828	48,857
U.S. GAAP adjustment (1)	122,267	405,373	3,699	(591)	1,168
U.S. GAAP fixed charges	2,062,943	4,263,854	5,599,007	3,771,644	3,609,497

Total U.S. GAAP earnings	2,791,449	6,060,043	5,928,487	4,055,579	3,820,725

RATIO OF EARNINGS TO FIXED CHARGES	1.35	1.42	1.06	1.08	1.06

(1)	The U.S. GAAP adjustment relates to the capitalization of initial direct borrowing costs and premium less amortization and income taxes, as appropriate.